GulfMark Offshore
Reports Fourth Quarter Earnings of $0.05 Per Share

     February 26, 2004 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $1.0 million, or $0.05 per share (diluted) for the quarter ended December 31, 2003, on revenues of $34.2 million. This compares to net income of $3.8 million, or $0.19 per share (diluted) on revenue of $33.3 million for the fourth quarter of 2002. Operating income for the fourth quarter of 2003 was $4.5 million compared to $6.8 million in the same quarter one year ago and $3.4 million for the third quarter of 2003.

     For the year ended December 31, 2003, the Company reported net income of $0.5 million, or $0.03 per diluted share. The 2003 results compare to $24.0 million and $1.22 per share (diluted) for the year 2002. Operating income for the year ended December 31, 2003 was $14.7 million compared to $35.2 million for the year ended December 31, 2002.

     Reflecting on the results for the year and fourth quarter, Bruce Streeter, President and COO of the Company, said: "Although 2003 utilization and dayrates were below our historical averages in the North Sea, we have been and are continuing to take advantage of other market opportunities around the world through repositioning several of our vessels. Although this repositioning will adversely impact near term revenues, we anticipate improved future returns as a result. There are a number of indicators of market improvements in the North Sea; however these are not likely to materialize before some point in the second quarter of 2004. As a consequence, we have continued to focus on other areas where market demand has been more consistent and/or improving.

     "Southeast Asia continued to be a strong market for us and we are pleased that utilization in the fourth quarter increased to 93.4%, up from 84.7% in the prior quarter, with dayrates remaining relatively stable. An additional vessel has been mobilized to Southeast Asia and should start working in that region in the immediate future. In Brazil we experienced a slight increase in the average dayrate; however, lower utilization levels due to the dry docking of two vessels during the fourth quarter of 2004 adversely affected revenue from this region.

     "We have now started the multi-year contract in India, have one vessel working short contracts in West Africa and anticipate additional vessels going to Brazil on term contracts as the year progresses. Vessel requirements continue to develop on a worldwide basis and, while we are encouraged by indications of improving market conditions in the UK and Norwegian sectors of the North Sea, our focus will be to take advantage of charters wherever the best opportunities occur."

     Revenues of $129.9 million for the year 2003 represented a 3.0% decrease from the prior year despite the addition of four new build vessels in 2003 and the full year effect of four new build vessels added to the fleet in 2002, partially offset by the return of three vessels under bareboat charter. Fourth quarter 2003 revenues of $34.2 million were $0.9 million above the same quarter in 2002 and were

GulfMark Offshore, Inc.
Press Release
February 26, 2004

$1.0 million higher than the third quarter of 2003, primarily as a result of a $1.3 million early contract termination penalty partially offset by lower utilization levels and day rates in the North Sea.

     During the fourth quarter of 2003 we took delivery of the Highland Endurance in early December which completed the nine vessel new build program begun in 2000 with all vessels delivered on time and within budget. In the fourth quarter of 2003, capital expenditures totaled $34.6 million of which $32.8 million was expended on the new build vessels, $0.2 million on other modifications or enhancements and $1.6 million on drydockings.

     At December 31, 2003, GulfMark had working capital of $23.1 million, including $7.5 million in cash. An additional $ 22.4 million was drawn under the Company's $100 million credit facility, which was used to help fund the delivery of the Highland Endurance in December. At December 31, 2003, the balance outstanding under the revolving credit facility stood at $86.2 million.

     The Company will conduct a conference call at 2:00 p.m. Eastern on Thursday, February 26, 2004, to discuss the results with analysts, investors and other interested parties. Individuals who wish to participate in the conference call should dial (888) 423-3274 in the United States or (612) 332-0107 from outside the country.

     The conference call may also be accessed via the Internet at http://www.vcall.com/CEPage.asp?ID=86144.

     A telephonic replay of the conference call will be available after 5:30 p.m. Eastern on February 26, 2004 through February 28, 2004 and can be accessed by dialing (800) 475-6701 (international callers should use (320) 365-3844) and entering access code 722505. A replay will be available for approximately 30 days through the Internet and can be accessed by visiting the above-referenced Internet address.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-five (55) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil, India and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
February 26, 2004

OPERATING RESULTS (in 000's except per share amounts)	Three Months Ended December 31,		Twelve Months Ended December 31,
	--------------------------------		--------------------------------
	2003	2002	2003	2002
	-------------	-------------	-------------	-------------
Revenues	$34,156	$33,302	$129,900	$133,919
Direct operating expenses	18,822	15,354	69,836	58,007
Bareboat charter expense	765	2,463	6,505	9,287
General and administrative expenses	2,621	2,768	10,801	10,027
Depreciation and amortization	7,439	5,930	28,031	21,414
	-------------	-------------	-------------	-------------
Operating Income	4,509	6,787	14,727	35,184

Interest expense	(3,009)	(3,188)	(12,988)	(12,149)
Interest income	110	328	238	1,211
Minority interest	—	—	—	227
Gain on sale of assets	—	20	—	181
Loss from unconsolidated subsidiary	—	(312)	(76)	(312)
Other, net	(314)	788	(1,175)	2,578
	-------------	-------------	-------------	-------------
Income before income taxes	1,296	4,423	726	26,920
Income tax provision	(249)	(580)	(192)	(2,959)
	-------------	-------------	-------------	-------------
Net income	$1,047	$3,843	$534	$23,961
	=========	=========	=========	=========

BASIC EARNINGS PER SHARE:
NET INCOME	$0.05	$0.19	$0.03	$1.25
	=========	=========	=========	=========

DILUTED EARNINGS PER SHARE:
NET INCOME	$0.05	$0.19	$0.03	$1.22
	=========	=========	=========	=========

Weighted average common shares	19,925	19,876	19,919	19,132
Weighted average diluted common shares	20,264	20,260	20,272	19,566

Revenue by Region (000's)
North Sea based fleet	$25,471	$25,846	$96,250	$106,651
Southeast Asia based fleet	4,850	4,191	17,907	16,197
Brazil based fleet	3,835	3,265	15,743	11,071

Rates Per Day Worked
North Sea based fleet	$11,101	$11,004	$11,042	$10,839
Southeast Asia based fleet	4,893	4,634	5,075	4,744
Brazil based fleet	13,102	10,354	11,707	10,229

Overall Utilization %
North Sea based fleet	79.6%	88.7%	78.3%	94.2%
Southeast Asia based fleet	93.4%	86.6%	83.8%	82.4%
Brazil based fleet	80.1%	91.7%	92.8%	94.8%

Average Vessels Owned or Chartered
North Sea based fleet	31.3	28.6	30.8	28.6
Southeast Asia based fleet	12.0	11.8	12.0	11.7
Brazil based fleet	4.0	3.8	4.0	3.2
	-------------	-------------	-------------	-------------
Total	47.3	44.2	46.8	43.5
	=========	=========	=========	=========